UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

The Board of Directors of the Company, on recommendation of the Nomination and Remuneration Committee of the Board, in their meeting held on Friday, September 30, 2016, have considered the following:

1.	Superannuation of Mr. Din Dayal Jalan as Whole-Time Director and Chief Financial Officer w.e.f. September 30, 2016; and

2.	Appointment of Mr. GR Arun Kumar as Chief Financial Officer & Key Managerial Personnel w.e.f. October 1, 2016.

A release dated September 30, 2016 is annexed Exhibit 99.1

Exhibits

Ex-99.1 Release dated September 30, 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2016

VEDANTA LIMITED

By:	/s/ Bhumika Sood
Name:	Bhumika Sood
Title:	Compliance Officer